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                                                       MUTUAL OF AMERICA

MUTUAL OF AMERICA
LIFE INSURANCE COMPANY

                                                       320 PARK AVENUE
                                                       NEW YORK NY 10022-6839
                                                       212 224 1562
                                                       212 224 2518 FAX

                                                       THOMAS L. MARTIN
                                                       SENIOR VICE PRESIDENT AND
                                                       ASSOCIATE GENERAL COUNSEL
May 19, 2004                                           CORPORATE LAW


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

RE:  Mutual of America Separate Account 2
     File No.: 811-03996 and 033-05609
     Date of Filing: 4/30/2004
     Accession No.: 0001047469-04-014678

Dear Sir or Madam:

Please withdraw the above noted 486BPOS filing as is was inadvertently filed under Section 486 when it should have been under Section 485. The correct 485BPOS filing has occurred at accession number 0000912057-04-000475.

Please contact the undersigned at (212) 224-1562 if your have any questions about this filing. Thank you for your assistance.

Very truly yours,


/s/ Thomas L. Martin

Thomas L. Martin
Senior Vice President and
Associate General Counsel and Secretary
Mutual of America Life Insurance Company